UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Iterum Therapeutics plc

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G6333L 101

(CUSIP Number)

Steve R. Bailey

Frazier Healthcare Partners

601 Union Street, Suite 3200

Seattle, WA 98101

Telephone: (206) 621-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6333L 101	Page 2

1.	Name of Reporting Persons. Frazier Healthcare VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,197,161 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,197,161 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,197,161 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 1,197,161 Ordinary Shares held directly by Frazier Healthcare VII, L.P. FHM VII, L.P. is the general partner of Frazier Healthcare VII, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Healthcare VII, L.P.

(2)

Based on 17,840,743 Ordinary Shares that were anticipated to be outstanding following the Issuer’s public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on June 4, 2020.

CUSIP No. G6333L 101	Page 3

1.	Name of Reporting Persons. Frazier Healthcare VII-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 341,155 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 341,155 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 341,155 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 341,155 Ordinary Shares held directly by Frazier Healthcare VII-A, L.P. FHM VII, L.P. is the general partner of Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Healthcare VII-A, L.P.

(2)

Based on 17,840,743 Ordinary Shares that were anticipated to be outstanding following the Issuer’s public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on June 4, 2020.

CUSIP No. G6333L 101	Page 4

1.	Name of Reporting Persons. FHM VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,538,316 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,538,316 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,538,316 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.6% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 1,197,161 Ordinary Shares held directly by Frazier Healthcare VII, L.P. and 341,155 Ordinary Shares held directly by Frazier Healthcare VII-A, L.P. (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)

Based on 17,840,743 Ordinary Shares that were anticipated to be outstanding following the Issuer’s public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on June 4, 2020.

CUSIP No. G6333L 101	Page 5

1.	Name of Reporting Persons. FHM VII, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,538,316 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,538,316 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,538,316 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.6% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 1,197,161 Ordinary Shares held directly by Frazier Healthcare VII, L.P. and 341,155 Ordinary Shares held directly by Frazier Healthcare VII-A, L.P. (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)

Based on 17,840,743 Ordinary Shares that were anticipated to be outstanding following the Issuer’s public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on June 4, 2020.

CUSIP No. G6333L 101	Page 6

1.	Name of Reporting Persons. James Topper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,538,316 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,538,316 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,538,316 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.6% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 1,197,161 Ordinary Shares held directly by Frazier Healthcare VII, L.P. and 341,155 Ordinary Shares held directly by Frazier Healthcare VII-A, L.P. (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)

Based on 17,840,743 Ordinary Shares that were anticipated to be outstanding following the Issuer’s public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on June 4, 2020.

CUSIP No. G6333L 101	Page 7

1.	Name of Reporting Persons. Patrick Heron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,538,316 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,538,316 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,538,316 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.6% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 1,197,161 Ordinary Shares held directly by Frazier Healthcare VII, L.P. and 341,155 Ordinary Shares held directly by Frazier Healthcare VII-A, L.P. (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)

Based on 17,840,743 Ordinary Shares that were anticipated to be outstanding following the Issuer’s public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on June 4, 2020.

CUSIP No. G6333L 101	Page 8

1.	Name of Reporting Persons. Alan Frazier
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,538,316 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,538,316 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,538,316 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.6% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 1,197,161 Ordinary Shares held directly by Frazier Healthcare VII, L.P. and 341,155 Ordinary Shares held directly by Frazier Healthcare VII-A, L.P. (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)

Based on 17,840,743 Ordinary Shares that were anticipated to be outstanding following the Issuer’s public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on June 4, 2020.

CUSIP No. G6333L 101	Page 9

1.	Name of Reporting Persons. Nader Naini
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,538,316 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,538,316 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,538,316 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.6% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 1,197,161 Ordinary Shares held directly by Frazier Healthcare VII, L.P. and 341,155 Ordinary Shares held directly by Frazier Healthcare VII-A, L.P. (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)

Based on 17,840,743 Ordinary Shares that were anticipated to be outstanding following the Issuer’s public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on June 4, 2020.

CUSIP No. G6333L 101	Page 10

1.	Name of Reporting Persons. Brian Morfitt
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,538,316 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,538,316 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,538,316 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.6% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 1,197,161 Ordinary Shares held directly by Frazier Healthcare VII, L.P. and 341,155 Ordinary Shares held directly by Frazier Healthcare VII-A, L.P. (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)

Based on 17,840,743 Ordinary Shares that were anticipated to be outstanding following the Issuer’s public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on June 4, 2020.

CUSIP No. G6333L 101	Page 11

1.	Name of Reporting Persons. Nathan Every
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,538,316 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,538,316 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,538,316 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.6% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 1,197,161 Ordinary Shares held directly by Frazier Healthcare VII, L.P. and 341,155 Ordinary Shares held directly by Frazier Healthcare VII-A, L.P. (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)

Based on 17,840,743 Ordinary Shares that were anticipated to be outstanding following the Issuer’s public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on June 4, 2020.

Item 1.	Security and Issuer.

This Amendment No. 2 (“Amendment No. 1”) to Schedule 13D amends the statement on Schedule 13D filed on June 8, 2018 (the “Original Schedule 13D”), as amended by Amendment No. 1 as filed with the Securities and Exchange Commission on January 27, 2020 (“Amendment 1” and together with this Amendment No. 1, the “Schedule 13D”) with respect to the Ordinary Shares of Iterum Therapeutics plc (the “Issuer”), having its principal executive office at Block 2 Floor 3, Harcourt Centre, Harcourt Street, Dublin 2, Ireland. Except as otherwise specified in Amendment No. 2, all items in the Schedule 13D, as amended by Amendment 1, are unchanged. All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D.

The Reporting Persons are filing this Amendment No. 2 to report a decrease in the percentage of the class beneficially owned by the Reporting Persons due to an increase in the aggregate number of outstanding securities of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)

FH VII and FH VIIA are the record owners of the FH Shares. As the sole general partner of FH VII and of FH VIIA, FHM L.P. may be deemed to beneficially own the FH Shares. As the sole general partner of FHM L.P., FHM L.L.C. may be deemed to beneficially own the FH Shares. As members of FHM L.L.C., each of the Members may be deemed to beneficially own the FH Shares.

The percentage of outstanding Ordinary Shares of the Issuer, which may be deemed to be beneficially owned by each Reporting Person, is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on the 17,840,743 Ordinary Shares that were anticipated to be outstanding following the Issuer’s public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on June 4, 2020.

Based upon certain terms of the Purchase Agreement discussed in Item 6 of Amendment No. 1 and the Investors Rights Agreement (as defined in Item 6 of Amendment No. 1), the Reporting Persons and the Investors (as defined in Item 6 of Amendment No. 1) could potentially be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder. If deemed a “group,” such purchasers would in aggregate beneficially own approximately 55.3% of the outstanding Ordinary Shares. However, the Reporting Persons expressly disclaim the existence of a group, as well as beneficial ownership with respect to any Ordinary Shares beneficially owned by the Investors, and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Ordinary Shares referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

(b)	Regarding the number of shares as to which such person has:

a.	Sole power to vote or to direct the vote: See line 7 of cover sheets.

b.	Shared power to vote or to direct the vote: See line 8 of cover sheets.

c.	Sole power to dispose or to direct the disposition: See line 9 of cover sheets.

d.	Shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)	Not applicable.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the FH Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2020	FRAZIER HEALTHCARE VII, L.P.
	By	FHM VII, L.P., its general partner
	By	FHM VII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: June 15, 2020	FRAZIER HEALTHCARE VII-A, L.P.
	By	FHM VII, L.P., its general partner
	By	FHM VII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: June 15, 2020	FHM VII, L.P.
	By	FHM VII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: June 15, 2020	FHM VII, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: June 15, 2020	By:	*
James Topper

Date: June 15, 2020	By:	*
Patrick Heron

Date: June 15, 2020	By:	*
Alan Frazier

Date: June 15, 2020	By:	*
Nader Naini

Date: June 15, 2020	By:	*
Nathan Every

Date: June 15, 2020	By:	*
Brian Morfitt

Date: June 15, 2020	*By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on March 29, 2016.